FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Banco Santander, S.A.

TABLE OF CONTENTS

Item
1	Other Relevant Information dated March 23, 2020 - Second Additional Notice in relation to the Call to the Ordinary General Shareholders' Meeting of Banco Santander, S.A. and the spread of Coronavirus Sars-CoV-2

Item 1

Banco Santander, S.A. (“Santander”), in compliance with the Securities Market legislation, hereby announces:

OTHER RELEVANT INFORMATION

SECOND ADDITIONAL NOTICE IN RELATION TO THE CALL TO THE ORDINARY GENERAL SHAREHOLDERS’ MEETING OF BANCO SANTANDER, S.A. AND THE SPREAD OF CORONAVIRUS SARS-CoV-2

In relation to the ordinary general shareholders’ meeting of Banco Santander, S.A. (the “Bank” or the “Company”) called to be held at 9:30 a.m. on 2 April 2020, on first call, and at the same time on 3 April 2020, on second call (the meeting usually takes place on second call), at the Palacio de Exposiciones y Congresos (Avenida del Racing, s/n) in the city of Santander, in view of Royal Decree 463/2020 of 14 March declaring the state of emergency to address the health situation caused by COVID-19 (the “RD of Emergency”), in accordance with articles 40 and 41 of Royal Decree-Law 8/2020 of 17 March on urgent extraordinary measures to address the economic and social impact of COVID-19 (the “RD Law”), and also taking into account the “CNMV’s considerations on the general shareholders’ meetings of listed companies in view of the health situation caused by COVID-19” (the “CNMV’s Considerations”) of 10 March 2020, and in order to safeguard the general interests, health and safety of shareholders, employees and other people who participate in organising and holding the general meeting and to avoid the negative effect that suspending the meeting could have on the Company, the following information is provided:

1.	The Bank’s board of directors has agreed to change the venue of the ordinary general shareholders’ meeting to the Ciudad Grupo Santander (Centro de Formación El Solaruco), located at Avenida de Cantabria s/n in Boadilla del Monte (Madrid). The decision has been taken in accordance with the RD-Law and pursuant to the terms of the RD of Emergency which forces the closure, among other premises, of conference, exhibition and multi- purpose centres and auditoriums, such as the Palacio de Exposiciones y Congresos where the meeting was initially scheduled to be held, and assuming that the measures currently in force under the RD of Emergency will be extended on similar terms until at least 3 April, as announced by the President of the Government and which will need to be authorised by the Parliament.

2.	The dates and times of the meeting have not changed: 9:30 a.m. on 2 April 2020, on first call, and the same time on 3 April 2020, on second call (the meeting usually takes place on second call).

3.	Under the current circumstances and assuming that the extraordinary measures passed by the Spanish Government will be extended on similar terms until at least 3 April, the ordinary general shareholders’ meeting will be held without the shareholders, proxies or guests attending in person, other than, if appropriate, the members of the Presiding Committee (Mesa) of the General Shareholders’ Meeting (the chairman and the secretary), the CEO and

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	1/3

the notary and with the safety and distance measures required. In line with RD-Law and the CNMV’s Considerations, and pursuant to its bylaws, the Bank has set up the technical systems required to facilitate the directors’ attendance to the general meeting. In any event and as is customary, the ordinary general shareholders’ meeting will be broadcast live on the corporate website (www.santander.com).

4.	With regard to the above, shareholders are reminded that, in accordance with the bylaws, the Bank has different channels and means to participate in the ordinary general shareholders’ meetings other than attending in person. They are all described in the call to the meeting and in the Company’s corporate website (www.santander.com) or in www.juntasantander.com.

5.	These means include proxy-granting to any attendee prior to the meeting and voting prior to the meeting, whether by electronic means or by hand-delivery or postal correspondence. The proxies granted to the Chairman, to other members of the board or to the general secretary are expected to be accepted by the corresponding recipients for the meeting to be held, as usual, on second call.

6.	Furthermore, the Spanish regulation and the Bank’s bylaws and rules and regulations for the general shareholders’ meeting deal with and guarantee the rights to receive information, to remotely attend the meetings, to participate and to vote at the general shareholders’ meeting without having to attend in person, using the software application to remotely attend the meeting through data transmission means, which enables real-time connection during the meeting.

7.	As announced, the Bank is extending the means to participate in the meeting other than by attending in person to make it easier for shareholders to participate at the next general meeting without having to attend in person.

In particular, given the circumstances under which the general meeting is to be held, in relation to the means of remote attendance to the general meeting and in order to ensure the quality of the connection and send to the attendees an additional explanatory guide to facilitate such connection, all shareholders (or their proxies) who have the required passwords to access and intend to attend the general meeting remotely are kindly requested to send prior to 7:00 p.m. (CEST) of 2 April (the day prior to the date on which the general meeting is set to be held on second call), an e-mail to asistentesjunta@gruposantander.com to confirm their intention to attend the meeting. Notwithstanding the above, the attendee will still need to register between 8:00 a.m. and 9:00 a.m. on the date of the meeting and fulfil all other requirements established in the notice of the call to the meeting, on the Company’s corporate website (www.santander.com) or at www.juntasantander.com.

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	2/3

Likewise, extraordinarily, shareholders who are individuals may also grant a proxy or cast their votes from a distance prior to the holding of the meeting calling the Shareholder Helpline 91 276 92 90 prior to 6:00 pm (CEST) on 1 April 2020. Those having Santander Digital Banking passwords may identify themselves using them. Shareholders without those passwords will proof their identify by other means that permit reasonable assuranceof such identity, in accordance with the guidelines provided by the Shareholder Helpline at any given time.

For all purposes, including regarding the rules of priority among proxies, distance voting and attendance in person and the deadlines for granting proxies or casting votes from a distance, the proxies granted and votes cast by telephone will be considered as proxies granted and votes cast from a distance through electronic means.

8.	All these measures are compatible with the fulfilment of the corporate duties and fully guarantee the shareholders’ voting and related rights.

9.	The Bank will continue to monitor the progress of the spread of SARS-CoV-2 and, if necessary, will update the information contained in this notice, at all times ensuring compliance with the regulations in force and protecting the health of our shareholders, employees, clients and suppliers.

Santander, 23 March 2020
The General Secretary
Jaime Pérez Renovales

This document is a translation of an original text in Spanish. In case of any discrepancy between both texts, the Spanish version will prevail.	3/3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	March 23, 2020	By:	/s/ José García Cantera
			Name:	José García Cantera
			Title:	Chief Financial Officer